GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

02060162

SUPPL

12 November 2002

The United States Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094 (3-6),
450 5th Street,
Northwest,
Washington DC 20549,
USA.

SEC MAIL PROCESSING
RECEIVED
DEC - 2 2002
WASH, D.C. 154 SECTION

**Exemption File 82-5204**

Dear Sir,

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

For your information I enclose a copies of announcements recently sent to the London Stock Exchange.

Yours faithfully,

pp

**David Pavey**
Assistant Company Secretary

Enc.

COMPLIANCE/SEC/COR/notification of press release

dw 12/4

**Directors' Interests in Shares of GKN plc**

On 12th November 2002, GKN Quest Trustee (No.2) Ltd, the trustee of the discretionary trust established by deed on 8 November 2001 to facilitate the operation of the GKN SAYE Share Option Schemes (the 'Schemes'), subscribed for 29,619 50p ordinary shares of GKN plc at 211.5p per share, representing less than 0.01% of the current issued share capital. The shares were immediately transferred by GKN Quest Trustee (No.2) Ltd to employees who had validly exercised options granted under the Scheme in respect of such shares.

The Executive Directors of GKN plc are potential beneficiaries under the discretionary trust (together with all other UK employees of the GKN Group) and are therefore interested in the shares whilst they are held by GKN Quest Trustee (No.2) Ltd.

G. Denham
Company Secretary

13 November 2002

**For Immediate Release** **25 November 2002**

# GKN plc Trading Update – Year Ending 31 December, 2002

After the first 10 months of 2002, year to date unaudited Group profits before tax, goodwill amortisation and exceptional costs are now close to those for the same period last year.

Markets generally are performing as we expected. In Automotive Driveline, demand has remained steady, but as predicted, there are signs of reducing output in the fourth quarter and the wide variations in individual markets in Europe continue to constrain margins due to the imbalance in our European plants. Powder metallurgy continues to recover to plan. Signs of an improvement in OffHighway markets have not been sustained, although our businesses are maintaining their solid performance. AgustaWestland continues to do well and the second half will benefit from the restructuring actions taken and charged in the first-half. Aerospace Services are trading steadily, with strong demand in military aerospace markets and the benefits from the restructuring actions taken since last October mitigating the substantial downturn in the civil aerospace market.

Automotive demand in the closing weeks of the year is always difficult to predict, but provided there is no sudden deterioration, our expectation remains unchanged that group performance for the second half of 2002 will remain ahead of the same period last year and the outcome for the year as a whole should be in line with market expectations.

The outlook for our major markets in 2003 continues to be uncertain. In Automotive, our planning assumptions are that the North American market will weaken, and that European vehicle production will remain subdued with continued wide variation in customer and regional demand. In Aerospace, we expect military markets to remain strong but do not expect any improvement in civil markets.

In these market conditions and with reduced program activity levels in AgustaWestland and the previously advised increases in pension and interest costs, 2003 is expected to be a challenging year. Despite this, the restructuring actions effected during the first half of 2002, together with continuing organic growth, should result in another solid performance by the Group.